Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Description of Capital Stock
The following description summarizes the most important terms of the capital stock of Convey Health Solutions Holdings, Inc. (“we”, “us”, “our” or the “Company”). Our second amended and restated certificate of incorporation, as amended (the “amended and restated certificate of incorporation”) and third amended and restated bylaws (the “amended and restated bylaws”), each of which is filed as an exhibit to this Annual Report on Form 10-K, and certain provisions of those documents and of the Delaware General Corporation Law (the “DGCL”) are summarized below. The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and provisions of the DGCL are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws as well as to the relevant provisions of the DGCL.
Authorized Capital Stock
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of March 1, 2022, we had 73,194,171 shares of common stock outstanding, held of record by 37 stockholders, and no shares of preferred stock outstanding.

Common Stock
Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stockholders are not entitled to cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.
Preferred Stock
Our Board of Directors has the authority, subject to the limitations imposed by Delaware law and the listing rules of the New York Stock Exchange (“NYSE”), without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:
•dividend rates;

•conversion rights;

•voting rights;

•terms of redemption and liquidation preferences; and

•the number of shares constituting each series.
Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
Registration Rights
In connection with our initial public offering, we entered into a Registration Rights Agreement with TPG Cannes Aggregation, L.P. (collectively with its permitted transferees that are affiliates, “our principal stockholder”), the Chairman of our Board of Directors and our Chief Executive Officer (the “Registration Rights Agreement”). The Registration Rights Agreement provides the stockholders party thereto with certain registration rights as described below:
Demand Registration Rights
Our principal stockholder has the right to demand that we file registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required to use commercially reasonable efforts to promptly effect the registration.
Piggyback Registration Rights
If we propose to register any shares of our equity securities under the Securities Act of 1933, as amended (the “Securities Act”) either for our own account or for the account of any other person, then the parties to the Registration Rights Agreement will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances.
Shelf Registration Rights
At any time after we become eligible to file a registration statement on Form S-3, our principal stockholder will be entitled to have its shares of common stock registered by us on a Form S-3 registration statement at our expense. These shelf registration rights are subject to specified conditions and limitations.
Expenses and Indemnification
We will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting discounts and commissions and any transfer taxes, subject to specified conditions and limitations. The Registration Rights Agreement includes customary indemnification provisions, including indemnification of the participating holders of shares of common stock and their directors, officers and employees by us for any losses, claims, damages or liabilities in respect thereof and expenses to which such holders may become subject under the Securities Act, state law or otherwise.
Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL may discourage or make more difficult a takeover attempt that a stockholder might consider to be in his, her or its best interest. These provisions may also adversely affect the prevailing market price for shares of our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us, which may result in an improvement of the terms of any such proposal in favor of our stockholders, and outweigh any potential disadvantage of discouraging those proposals.
Authorized but Unissued Shares of Capital Stock
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to the applicable provisions of the DGCL and rules of the NYSE. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at a price higher than the prevailing market price.

Classified Board of Directors
Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year staggered terms. Accordingly, approximately one-third of our Board of Directors will be elected each year. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Vacancies
Our amended and restated certificate of incorporation provides that any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, that after the first time when our principal stockholder ceases to beneficially own, in the aggregate, at least a majority of the voting power of our outstanding common stock, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancy occurring in our Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). As of December 31, 2021, our principal stockholder holds approximately 74.7% of our common stock.
Additionally, a Stockholders Agreement by and between us and TPG Cannes Aggregation, L.P. provides that our principal stockholder may fill any vacancy occurring in our Board of Directors if such vacancy was caused by the departure of our principal stockholder’s director designees.
Special Meetings of Stockholders
Our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called at any time only by or at the direction of our Board of Directors or the Chairperson of our Board of Directors; provided, however, at any time when our principal stockholder beneficially owns, in the aggregate, at least a majority of the voting power of our outstanding shares of common stock, special meetings of our stockholders may be called by the Chairperson of our Board of Directors or our Board of Directors at the written request of our principal stockholder. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.
Stockholder Action by Written Consent
Our amended and restated certificate of incorporation precludes stockholder action by written consent once our principal stockholder ceases to beneficially own, in the aggregate, at least a majority of the voting power of our outstanding shares of common stock.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairperson of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to our principal stockholder until the first time when it ceases to beneficially own, in the aggregate, at least a majority of our outstanding common stock. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Amendment of Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors is expressly authorized to amend, alter, repeal or replace, in whole or in part, our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our principal stockholder beneficially owns, in the aggregate, at least a majority in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or replacement of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or replacement. At any time when our principal stockholder beneficially owns, in the aggregate, less than a majority in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or replacement of specified provisions of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when our principal stockholder beneficially owns, in the aggregate, less than a majority in voting power of our stock entitled to vote generally in the election of directors, certain specified provisions in our amended and restated certificate of incorporation may be amended, altered, rescinded or replaced only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class, including the following provisions:
•the provisions providing for a classified board of directors (the election and term of our directors);
•the provisions regarding resignation and removal of directors;
•the provisions regarding entering into business combinations with interested stockholders;
•the provisions regarding stockholder action by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding filling vacancies on our Board of Directors and newly created directorships;
•the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;
•the provisions eliminating monetary damages for breaches of fiduciary duty by a director;
•the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws; and
•the amendment provision requiring that the above provisions be amended only with a 662∕3% supermajority vote.
Section 203 of the Delaware General Corporation Law
Our amended and restated certificate of incorporation contains a provision opting out of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, an asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with its affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
However, our amended and restated certificate of incorporation contains similar provisions to Section 203 of the DGCL providing that we may not engage in a “business combination” with any “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. Our amended and restated certificate of incorporation provides that our principal stockholder and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Certain Provisions of Our Amended and Restated Certificate of Incorporation and Delaware Law
Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Company to the Company or the Company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation, our amended and restated bylaws or the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine, in each case, may be brought only in specified courts in the State of Delaware. As described below, this provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or rules and regulations thereunder.
Our amended and restated certificate of incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. However, Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over lawsuits brought pursuant to the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision. Our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the foregoing provision; provided, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision does not apply to claims brought under the Exchange Act.
We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.
Corporate Opportunities
The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, our principal stockholder or any of its affiliates or any director who is not employed by us or his or her affiliates will have no duty to refrain from (1) engaging in the same, similar or competing business activities or lines of business as us or our affiliates or (2) doing business with any of our or our affiliates’ clients or customers, or making investments in competing businesses of us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our principal stockholder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or herself, or their or his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business. Our amended and restated certificate of incorporation provides that, at any time when our principal stockholder beneficially owns, in the aggregate, less than a majority in voting power of our stock entitled to vote generally in the election of directors, any alteration or amendment to, or repeal of, or the adoption of any provision inconsistent with, the provisions described in this “Corporate Opportunities” section will require the affirmative vote of the holders of at least 80% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class.
Limitation of Liability and Indemnification of Directors and Officers
Our amended and restated certificate of incorporation includes provisions that limit the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, except to the extent that such limitation is not permitted under the DGCL. Such limitation shall not apply, except to the extent permitted by the DGCL, to (1) any breach of a director’s duty of loyalty to us or our stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL, or (4) any transaction from which a director derived an improper personal benefit. These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
Our amended and restated certificate of incorporation and our amended and restated bylaws provide for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or, at the request of the Company, serves or served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we have entered into indemnification agreements with each of our directors and executive officers pursuant to which we agreed to indemnify each such director and executive officer to the fullest extent permitted by the DGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and executive officers, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is therefore unenforceable.
Listing
Our common stock is listed on the NYSE under the symbol “CNVY”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.